June 9, 2023

Re:    Masimo Corporation
DEFA14A Filed June 6, 2023
File No. 001-33642

Christina Chalk
Blake Grady
Division of Corporation Finance
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Christina Chalk and Blake Grady:
On behalf of Masimo Corporation (the “Company” or “Masimo”), a Delaware corporation, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated June 8, 2023 on the Company’s definitive additional materials filed on June 6, 2023. Concurrently with the submission of this letter, the Company is filing definitive additional materials (the “Additional Proxy Materials”) via EDGAR to the Commission.
The Company has responded to the Staff’s comment. The Staff’s comment is repeated below in bold, followed by the Company’s response to the comment.

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DEFA14A Filed June 6, 2023

General

1.We note your disclosure that "Mr. Kiani previously waived his rights to assert that a Change in Control has occurred as a result of the election of stockholder-nominated directors at the 2023 annual meeting of stockholders" (emphasis added). If, as contemplated by Proposal 6, the Company appoints two new directors following the 2023 annual meeting, will such directors each be treated as a member of the Board at the beginning of the 12-month period immediately preceding the change, for purposes of determining whether a “Change in Control” has occurred? Please revise to clarify. In addition, ensure that future soliciting materials referencing the Change in Control provision are clear on this point as it relates to the Company's plans to expand the Board.

The Company respectfully advises the Staff that the Additional Proxy Materials include language clarifying this point and further confirms that future soliciting materials referencing the Change in Control provision will be clear on this point as it relates to the Company's plans to expand the Board.

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If you have any questions regarding this submission, please contact Jeff Hartlin at 650-320-1804 (jeffhartlin@paulhastings.com).

Thank you for your time and attention.
Yours sincerely,
/s/ Jeff Hartlin
Jeff Hartlin